

Mail Stop 3561

September 18, 2006

Mr. B. Clyde Preslar
Executive Vice President and Chief Financial Officer
Cott Corporation
207 Queen's Quay West
Suite 340
Toronto, Ontario M5J 1A7

> **Re: Cott Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 6, 2006**
> **Form 8-K Filed July 27, 2006**
> **Form 10-Q for the Quarterly Period Ended July 1, 2006**
> **Filed August 10, 2006**
> **File No. 0-15898**

Dear Mr. Preslar:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related discourses and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

Overview, page 29

1.   We note your disclosure on page 29 of the per-share impact of "unusual items," which includes restructuring and asset impairment charges. Please tell us why you believe you are permitted to include this non-GAAP measure in your filing considering question 11 of the Staff's Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (the non-GAAP FAQ). If you believe inclusion of this measure in your filing is appropriate, please explain how it is used by management and in what way it provides meaningful information to investors.

Contractual Obligations, page 34

2.   Please revise your contractual commitments table to include estimated interest payments on debt. Because the table is aimed at increasing transparency of cash flows, we believe these payments should be included in the table. If you choose not to include these payments, please include a footnote to the table that identifies the excluded item and provides any additional information that is material to understanding your cash requirements.

Schedule II – Valuation and Qualifying Accounts, page 68

3.   Please revise this schedule to include the activity in your sales returns and allowances and your restructuring reserves. Alternatively, you may provide such disclosure in the notes to the financial statements. Refer to Rules 5-04 and 12-09 of Regulation S-X and paragraph 20(b)(2) of SFAS 146 for guidance.

Form 8-K Filed July 27, 2006

4.   Your presentation of sales decline percentages excluding acquisitions and/or foreign exchange appear to be non-GAAP measures. We note your presentation and discussion of similar measures in your MD&A included in your Form 10-K for the year ended December 31, 2005. When applicable, please present a similar reconciliation in your future Forms 8-K to the one presented in your Form 10-K. Ensure that you reconcile this non-GAAP measure to the most directly comparable financial measure calculated and presented in accordance with GAAP. Refer to Regulation G.

Form 10-Q for the Quarterly Period Ended July 1, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Results of Operations, page 23

Gross Profit, page 24

5.   We note your discussion that gross margin in 2005 was impacted by a $4.9 million benefit related to the settlement of a lawsuit against suppliers of a high fructose corn syrup. Please explain your basis for recording this litigation settlement as a reduction of cost of sales.

*   *   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

   You may contact Yong Kim at (202) 551-3323 if you have any questions regarding these comments. In her absence, you may direct your questions to Andrew Blume at (202) 551-3254. Please contact me at (202) 551-3716 with any other questions.

         Sincerely,

         William Choi
         Branch Chief